

October 29, 2021

Richard Katz
Chief Financial Officer
Allena Pharmaceuticals, Inc.
One Newton Executive Park
Suite 202
Newton, MA 02462

> **Re: Allena Pharmaceuticals, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2020**
> **Filed March 11, 2021**
> **Form 10-Q for the fiscal quarter ended June 30, 2021**
> **Filed August 12, 2021**
> **File No. 001-38268**

Dear Mr. Katz:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Exhibits 31.1 and 31.2 , page 1

1. We note the officer certifications provided in Exhibits 31.1 and 31.2 do not include the language required in paragraph 4(b.) Please amend the filing to provide revised certifications. Ensure the revised certifications refer to the Form 10-K/A and are currently dated. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2021

Exhibits 31.1 and 31.2, page 1

2.   We note the officer certifications do not include the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4 and paragraph 4(b). Please amend the filing to include the correct certifications. You may file an abbreviated amendment that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. This comment also applies to your Form 10-Q for the quarter ended March 31, 2021.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ibolya Ignat at (202) 551-3636 or Daniel Gordon at (202) 551-3486 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences